FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 17, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is August 17, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the latest results from 22 drill holes at the expanding Livengood Gold Deposit, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results from the latest 22 drill holes completed in its 50,000-metre Summer 2010 Livengood Exploration Program.  The Summer 2010 drill program is focused on converting resources to the measured and indicated categories through infill drilling, as well as step-out resource expansion and testing of “new deposit” exploration targets within the overall district.  Significantly, the project continues to expand as a new area of interest to the southwest of the Core Zone, named the “Olive Zone”, has been identified.  The Issuer is currently operating five drills at Livengood (three RC and two core rigs) and anticipates adding a sixth in the near future.

Highlights of these recent results include:

      The Money Knob deposit at Livengood continues to expand at depth, as demonstrated by recent infill drilling results in the Sunshine Zone (MK-RC-0373, 49 m @ 1.9 g/t gold below 350 metres and MK-RC-0376, 15 m @ 1.2 g/t below 360 metres);
      A new area of deposit expansion, named the “Olive Zone”, is emerging to the southeast of the Core Zone (MK-RC-0380, 21 m @ 1.7 g/t gold and 44 m @ 1.3 g/t gold); and
      The “5 spot” infill program continues to favourably compare with the surrounding holes, confirming and, overall, upgrading the prior drilling results.  The Company anticipates that the results of this infill program will enable the current estimated indicated and inferred resource ounces to be “upgraded” to the measured and indicated, respectively, categories.

Expansion and Exploration Potential

Early step-out results from MK-RC-0172 (74 m @ 1.0 g/t gold, previously reported, hole lost in mineralization) in the Olive Zone to the southwest of the Core Zone are encouraging, with MK-RC-0380 encountering 21 metres of 1.73 g/t gold and 44 metres of 1.3 g/t gold and MK-RC-0391 (assays pending) intersecting similar alteration in the same stratigraphic interval (see Figure 1 for drill hole locations and Table 1 for intercepts).  Significant additional drilling will focus on this emerging expansion of the Money Knob deposit.

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the collar locations shown.

Table 1: Significant Drill Intercepts, Money Knob Deposit*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste)
Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0373	80.77	89.92	9.15	1.55	Sunshine (infill)
	103.63	155.45	51.82	0.71
	330.71	347.47	16.76	0.62
	353.57	402.34	48.77	1.92

MK-RC-0374	85.34	91.44	6.1	0.91	Core (infill)
	135.64	152.4	16.76	0.72
	164.59	182.88	18.29	0.72
	225.55	236.22	10.67	0.98
	243.84	265.18	21.34	0.83
	370.33	393.19	22.86	0.5

MK-RC-0375	53.34	62.48	9.14	0.71	Core (infill)
	181.36	225.55	44.19	0.76
	254.51	262.13	7.62	0.66
	313.94	316.99	3.05	6.74
	333.76	338.33	4.57	1.16
	384.05	390.14	6.09	1.02
	394.72	397.76	3.04	2.13

MK-RC-0376	51.82	56.39	4.57	2.45	Sunshine (Infill)
	62.48	71.63	9.15	0.76
	83.82	92.96	9.14	0.93
	97.54	141.73	44.19	0.76
	303.28	341.38	38.1	0.9
	362.71	377.95	15.24	1.17

MK-RC-0377	123.44	132.59	9.15	0.49	Tower

MK-RC-0378	10.67	32	21.33	0.96	Sunshine (Infill)
	38.1	79.25	41.15	1.27
	83.82	106.68	22.86	0.56
	111.25	330.71	219.46	0.94
includes	45.72	54.86	9.14	3.65
includes	228.6	251.46	22.86	1.66
	338.33	358.14	19.81	0.5

MK-RC-0379	28.96	36.58	7.62	1.12	Tower

MK-RC-0380	205.74	207.26	1.52	4.25	Olive
	216.41	237.74	21.33	1.73
includes	224.03	230.12	6.09	4.46
	245.36	271.27	25.91	0.57
	284.99	329.18	44.19	1.3
	338.33	353.57	15.24	0.66

MK-RC-0381	211.84	227.08	15.24	0.69	Tower

MK-RC-0382	24.38	56.39	32.01	0.5	Sunshine (Infill)
	59.44	118.87	59.43	0.59
	120.4	181.36	60.96	2.65
includes	135.64	149.35	13.71	9.15
	224.03	236.22	12.19	0.58
	259.08	280.42	21.34	0.9
	288.04	300.23	12.19	0.69

MK-RC-0383	350.52	359.66	9.14	0.51	Olive

MK-RC-0384	0	3.05	3.05	1.79	Lillian

MK-RC-0385	0	10.67	10.67	0.92	Sunshine (Infill)
	54.86	73.15	18.29	0.61
	118.87	176.78	57.91	0.54
	184.4	240.79	56.39	0.73
	246.89	269.75	22.86	0.74
	275.84	353.57	77.73	0.64

MK-RC-0386	79.25	109.73	30.48	0.54	Sunshine (Infill)
	114.3	158.5	44.2	0.84
	185.93	245.36	59.43	0.65
	266.7	269.75	3.05	2.76
	283.46	310.9	27.44	0.93

MK-RC-0387	353.57	362.71	9.14	0.69	Olive

MK-RC-0388	No significant intercepts, lost hole				Lillian

MK-RC-0389	No significant intercepts, lost hole				Lillian

MK-RC-0390	0	60.96	60.96	0.48	Sunshine (Infill)
	99.06	114.3	15.24	0.5
	211.84	233.17	21.33	0.54

MK-10-52	150.57	154.98	4.41	2.64	Core (infill)
	179.38	190.33	10.95	0.53
	213.97	217.85	3.88	2.25

MK-10-53	76.92	82.13	5.21	6.75	Core (infill)
	105.87	123.48	17.61	0.73
	142.08	176.91	34.83	1.29
	249.39	258.02	8.63	0.66
	304.38	311.8	7.42	0.94

MK-10-54	174.04	176.48	2.44	6.91	Money Knob

MK-10-55	134.46	170.78	36.32	1.53	Core (infill)
	210.25	237.06	26.81	0.69
	284.42	292.53	8.11	0.86
	324.53	334.67	10.14	0.64

Infill Drilling Program

The 2010 infill drilling program is a key component in the Livengood pre-feasibility study, and has three main goals: (1) to convert the bulk of the current estimated resource in the mine plan from the indicated and inferred categories to the measured and indicated categories, respectively, (2) to better define the higher grade areas of the deposit, and (3) to extend the deposit at depth, because many of the existing drill holes have ended in mineralization.  This work is being completed with a combination of core and RC drilling (two core rigs and two RC drills).  Recent drilling in the Sunshine Zone is significantly upgrading the core of the zone: MK-RC-0378 (219 m @ 0.94 g/t gold) and MK-RC-0382 (61 m @ 2.65 g/t gold) are two of the better holes drilled in the Sunshine Zone to date.

Livengood Project Highlights

      Combined milling/heap leach PEA produced a robust base case economic analysis (base case is comparable to nearby Fort Knox Mine annual mine and mill production).  The base case average produced 504,000 ounces of gold for 21 years at a 1:1.07 strip ratio (ore to waste), with a pre-tax NPV(5%) of USD 813M and an IRR of 15.4% using a USD 950 per ounce gold price.  The study also shows that the deposit has considerable leverage to the gold price, with a pre-tax NPV(5%) of USD 2.3 billion and an IRR of 32.5% at the current gold price of USD 1,200 per ounce.
      Drilling at the project continues to expand the deposit.  The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes the Livengood project one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
      Ongoing metallurgical studies are focusing on the potential use of milling with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89%, offering significant potential for operational and capital cost savings.  Optimization work is ongoing for these processing alternatives as they have the potential to make a positive impact on project economics.
      The geometry of the currently defined shallowly dipping outcropping deposit has a low strip ratio amenable to low-cost open-pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date.
      The Livengood project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
      ITH controls 100% of its approximately 145-square-kilometre Livengood land package, which consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of the Issuer, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

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Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

August 17, 2010